EXPENSE LIMITATION AGREEMENT

This Expense Limitation Agreement, dated as of July 18, 2022 (the “Agreement”), is made by and between Fundrise Growth Tech Fund, LLC, a Delaware limited liability company (the “Fund”), and Fundrise Advisors, LLC, a Delaware limited liability company (the “Adviser”).

WHEREAS, the Fund is registered with the Securities and Exchange Commission (the “SEC”) as a closed-end management investment company under the Investment Company Act of 1940, as amended (the “1940 Act”); and

WHEREAS, the Board of Directors of the Fund (the “Board”) has appointed the Adviser as the investment adviser of the Fund pursuant to an Investment Management Agreement, dated July 18, 2022, between the Fund and the Adviser (the “Management Agreement”); and

WHEREAS, pursuant to the Management Agreement, the Fund is responsible for, and has assumed the obligation for, payment of all expenses that have not been specifically assumed by the Adviser thereunder; and

WHEREAS, the Adviser desires to (i) waive certain fees owed by the Fund to the Adviser and (ii) pay or reimburse the Fund for certain expenses of the Fund, in order to limit the Fund’s Operating Expenses (as that term is defined in Section 2 of this Agreement) pursuant to the terms and provisions of this Agreement.

NOW THEREFORE, the Fund and the Adviser hereby agree as follows:

1.	Limit on Operating Expenses

The Adviser hereby agrees for the duration of the Expense Limitation Period (as that term is defined in Section 5 of this Agreement) to waive all or a portion of its management fee and/or pay or reimburse the expenses of the Fund to the extent necessary to ensure that the Operating Expenses (as that term is defined in Section 2 of this Agreement) do not exceed 3.00% of the average daily net assets of the Fund (the “Expense Cap”).

2.	Definition

For purposes of this Agreement, the term “Operating Expenses” shall mean all expenses necessary or appropriate for the operation of the Fund, including expenses such as, but not limited to, Organization and Offering Expenses (as that term is defined in Section 4 of this Agreement), management fees and any other expenses described in the Management Agreement, but excluding (i) property management, origination, acquisition, construction management, development, servicing, special servicing, disposition, liquidation fees or expenses and any other fees or expenses related to the operating of real property and debt and real estate-related investments, (ii) interest payments, (iii) taxes, (iv) brokerage commissions, (v) third-party legal and audit fees, (vi) repurchase fees, (vii) fees and expenses incurred by the Fund’s use of leverage (including expenses incurred by the Fund in creating, establishing and maintaining leverage through borrowings), (viii) “acquired fund” fees and expenses (within the meaning of Item 3 of Form N-2 on the date hereof) and (ix) extraordinary or non-routine expenses such as litigation expenses.

3.	Recoupment of Fees and Expenses

The Adviser may seek recoupment of an amount equal to the portion of any fees waived and/or expenses paid or reimbursed by the Adviser (voluntarily or pursuant to the terms of this Agreement) (a “Recoupment”), provided that (i) the Recoupment occurs within thirty-six months after the date of the waiver or reimbursement and (ii) the Recoupment does not cause the Operating Expenses to exceed the lesser of (a) the Expense Cap in effect at the time of the waiver or reimbursement or (b) the Expense Cap in effect at the time of the Recoupment. Subject to the terms herein, the Adviser may elect to seek Recoupment or forgo seeking Recoupment at its discretion; however, upon proper request to the Fund, the Fund shall be obligated to pay the Adviser such Recoupment to the extent permitted under this Agreement.

4.	Term

This Agreement shall become effective and shall remain in effect for one year from the effective date of the Management Agreement and thereafter shall continue in effect from year to year for successive one-year periods provided that such continuance is approved at least annually by the Board (each such period, an “Expense Limitation Period”), unless sooner terminated as provided in Section 6 of this Agreement.

5.	Termination

This Agreement may be terminated at any time, and without payment of any penalty, (i) by the Board upon at least sixty (60) days’ written notice to the Adviser, (ii) by the Adviser with the consent of the Board, which consent will not be unreasonably withheld, or (ii) by the Adviser without the consent of the Board upon at least sixty (60) days’ written notice to the Board prior to the end of the Expense Limitation Period, with such termination effective upon the end of the Expense Limitation Period. This Agreement shall automatically terminate if the Management Agreement is terminated, with such termination effective upon the effective date of the Management Agreement’s termination, unless a new investment management agreement with the Adviser (or an affiliate controlling, controlled by, or under common control with the Adviser) becomes effective upon such termination. The termination of this Agreement shall not affect any obligation of a party that has accrued or is outstanding prior to such termination.

6.	Amendment

This Agreement may be amended or modified by mutual written consent of the Adviser and the Board.

7.	Miscellaneous

7.1	Captions. The captions in this Agreement are included for convenience of reference only and in no way define or delineate any of the provisions hereof or otherwise affect their construction or effect.

7.2	Interpretation. Nothing herein shall be deemed to require the Fund to take any action contrary to the Fund’s Limited Liability Company Operating Agreement, as may be amended and/or restated from time to time, or any applicable statutory or regulatory requirement to which the Fund is subject or by which the Fund is bound, or to relieve or deprive the Board of its responsibility for and control of the conduct of the affairs of the Fund.

7.3	Definitions. Any question of interpretation of any term or provision of this Agreement having a counterpart in or otherwise derived from the terms and provisions of the Management Agreement or the 1940 Act, shall have the same meaning as and be resolved by reference to such Management Agreement or the 1940 Act.

7.4	Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware without giving effect to the conflicts of law principles thereof. provided that nothing herein shall be construed to preempt, or to be inconsistent with, any federal law, regulation or rule, including the 1940 Act, the Investments Advisers Act of 1940, as amended, and any rules and regulations promulgated thereunder.

7.5	Assignment. This Agreement and all rights and obligations hereunder may not be assigned without the written consent of the other party.

7.6	Severability. If any term or provision of this Agreement shall be held or made invalid by a court decision, statute, or rule, or otherwise shall be rendered invalid, then the remainder of this Agreement shall not be affected thereby.

7.7	Entire Agreement. This Agreement, including any appendices and schedules hereto (each of which is incorporated herein and made a part hereof by these references), represents the entire agreement and understanding of the parties hereto, and shall supersede any prior agreements.

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IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

FUNDRISE ADVISORS, LLC		FUNDRISE GROWTH TECH FUND, LLC

By:	/s/ Benjamin S. Miller	By:	/s/ Benjamin S. Miller
Name:	Benjamin S. Miller	Name:	Benjamin S. Miller
Title:	Chief Executive Officer	Title:	President

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